UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47312

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ascensus Broker Dealer Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 Wells Avenue, Suite 160
(No. and Street)

Newton	MA	02459
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Gingolaski	215-648-5202	denise.gingolaski@ascensus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP
(Name – if individual, state last, first, and middle name)

1700 Market Street	Philadelphia	PA	19103-3984
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise M. Gingolaski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ascensus Broker Dealer Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Denise M. Gingolaski

Title: FIN OP

Vincent Coggiola III

Notary Public 02-25-2022

Commonwealth of Pennsylvania - Notary Seal
VINCENT COGGIOLA III - Notary Public
Bucks County
My Commission Expires Dec 13, 2023
Commission Number 1238547

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASCENSUS BROKER DEALER SERVICES, LLC

Statement of Financial Condition
Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mercury Parent Holdings, Inc. and Member of Ascensus Broker Dealer Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, LLC. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2016.

ASCENSUS BROKER DEALER SERVICES, LLC

Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	7,314,588
Unbilled revenues		334,522
Accounts receivable passthrough		2,928,409
Prepaid expenses		387,644
TOTAL ASSETS	**$**	**10,965,163**
LIABILITIES AND MEMBER'S EQUITY		
Due to related parties, net	$	24,003
Accounts payable passthrough		2,928,409
Accrued expenses		181,342
Total liabilities		3,133,754
Commitments and contingencies (Note 5)		
Member's Equity		7,831,409
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**10,965,163**

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1: Organization and Operation

Ascensus Broker Dealer Services, LLC (the "Company") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a wholly owned subsidiary of Ascensus Group, LLC ("Ascensus") and formed in Delaware. Ascensus' other subsidiaries who service college savings programs ("529 Plans") are Ascensus Investment Advisors, LLC ("AIA"), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC ("ACSRS"), a registered transfer agent. Ascensus' other subsidiary who services retirement and benefit plans is Ascensus, LLC. Ascensus is an indirect wholly owned subsidiary of Mercury Parent Holdings, Inc., formerly known as AqGen Island Holdings, Inc. ("Ultimate Parent"). The Company, as a single member limited liability and disregarded entity, is not subject to tax and therefore the Company does not include in its Statement of Financial Condition amounts of consolidated current and deferred taxes.

The Company has agreements to provide program management, transfer and servicing and administration services for various 529 Plans. The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company also provides wholesale mutual fund commission collection services for retirement and benefit plans that are serviced by Ascensus, LLC. The Company, AIA, ACSRS and Ascensus, LLC are affiliated through common ownership under Ascensus. Refer to Note 3 *Related Party Transactions*.

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds and Federal Deposit Insurance Corporation ("FDIC") insured savings accounts or separate accounts ("underlying investments"). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments. The retirement and benefit plans offer securities of major mutual fund companies on a payroll deduction basis through Ascensus, LLC. The mutual fund companies pay commissions to the Company on a shared commission basis ("12b-1 fees").

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepared its Statement of Financial Condition in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash

Cash includes demand bank deposits only. The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with Section (k)(2)(i) of the 1934 Securities Exchange Act, as amended, and Rule 15c3-3. All of the funds that are deposited into this account are then transferred to the administrative fee credit account to be maintained for the benefit of the customer's plans at the end of each month.

Receivables and Unbilled Revenues

Unbilled revenues are accrued when a service has been provided but such services have not yet been billed to the customer and are expected to be collected within one year. Management will establish an allowance for credit losses on its unbilled revenues to reflect management's best estimate of expected recovery when collection appears uncertain. As of December 31, 2021, there was no allowance for credit losses and there were no accounts written off during the year.

Accounts receivable passthrough include commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. The receivables are accrued and collected in the following month and are subsequently remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis. The accounts receivable passthrough funds represent: (i) ninety-five percent of the total commissions received on behalf of customers, after reducing these commissions by five percent for 12b-1 fees earned by the Company; and (ii) 100% of the total commissions received on behalf of unaffiliated broker-dealers and banks which are solely attributable to these entities.

Accounts Payable Passthrough

Accounts payable passthrough include obligations arising from commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. Accounts payable passthrough is an offset to accounts receivable passthrough. The associated funds are remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis.

Prepaid Expenses

Prepaid expenses include advance commissions and other upfront fees. As of December 31, 2021, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C units sold to participants in various 529 plans. These amounts are capitalized and paid by the Company on a weekly basis. The assets are amortized on a straight-line basis over one year. The amortization period is consistent with the period the Company is paid on contingent deferred sales charge fees related to the Class C units prior to the ongoing fee received for amounts invested in Class C units starting at month thirteen.

Financial Instruments

The fair value of cash, receivables, unbilled revenues and accrued expenses approximate the carrying values due to the short period of time to maturity.

New Accounting Standards

The following recently issued accounting standards have been adopted by the Company as of December 31, 2021:

Standard	Description	Date of Adoption	Application	Effect on the Statement of Financial Condition
Simplifying the Accounting for Income Taxes (ASU 2019-12)	The guidance removes required exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for foreign subsidiaries. In addition, the guidance provides an option to remove the requirement to allocate the consolidated current and deferred tax expense to a legal entity that is not subject to tax in its separate audited financial statements. The guidance requires recognition of franchise taxes partially based on income, evaluations of a step up in tax basis of goodwill as either part of the business combination for recording goodwill or a separate tax transaction, and account for changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enacted date.	January 1, 2021	Retrospective for recognition of franchise taxes and for allocation of consolidated current and deferred income taxes; modified retrospective for changes in ownership of foreign method investments or foreign subsidiaries; prospective for all other amendments.	Upon the adoption of this standard, the Company, which is a disregarded entity and not subject to tax, is no longer required to include in its separate Statement of Financial Condition amounts of consolidated current and deferred taxes.

Note 3: Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Refer to Note 1 *Organization and Operation*. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

Transactions with Ascensus and Subsidiaries

Due to related parties, net on the accompanying Statement of Financial Condition includes the net amount of cash due from AIA and ACSRS of $28,110 and the net amount of cash due to Ascensus, LLC of $52,113. The Company will settle these amounts during the year ended December 31, 2022. In general, the Company, AIA and ACSRS jointly enter into contracts with State Trustees of the 529 Plans. Fees for services performed for these 529 Plans by the Company, AIA or ACSRS are remitted in the aggregate to the Company, AIA or ACSRS. The Company accounts for the AIA or ACSRS portions of payments it receives as pass-through activities and net cash is generally remitted on a monthly basis, in arrears. Ascensus, LLC pays substantially all the accounts payable and payroll on behalf of the Company and is reimbursed on a regular basis. Ascensus, LLC also provides general overhead services to the Company including but not limited to the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged to the Company by Ascensus, LLC.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, as amended which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregated indebtedness, as defined. As of December 31, 2021, the Company had net capital of $4,180,834 which was $3,930,834 in excess of its required minimum net capital of $250,000. The Company's net capital ratio was 1.33 to 1.

Note 5: Commitments and Contingencies

Contingencies

In the normal course of business, the Company is subject to various legal proceedings and claims from time to time. At this time, the Company is not aware of any active legal proceedings or claims.

The Company recognizes liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated. For other claims or proceedings when it is reasonably possible that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated, the Company will disclose the range of such losses related to those proceedings.

The Company's agreements with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

COVID-19 Pandemic

Ascensus continues to evaluate the nature and extent of the changes to the market and economic conditions related to coronavirus ("COVID-19"). Despite improving macroeconomic conditions and the emergence of vaccines, surges in COVID-19 cases, including variants of the strain, may cause people to self-quarantine or governments to shut down nonessential businesses again. Ascensus has taken active steps to minimize the spread of COVID-19 among its employees. During 2021, COVID-19 did not have an adverse impact to the Company's operations, financial condition or its ability to maintain its minimum net capital.

Note 6: Concentrations and Risks

For the year ended December 31, 2021, one 529 plan, subject to renewal on State procurement rules in 2025, accounted for 65% of unbilled revenues.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the FDIC. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.